

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-136112

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roma Bank 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Roma Financial Corporation
2300 Route 33
Robbinsville, New Jersey 08691

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roma Bank 401(k) Savings Plan

Date: 6/28, 2011

By: [signature]

Its Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Roma Bank 401 (K) Savings Plan

Financial Statements

December 31, 2010


ParenteBeard
CONFIDENCE THROUGH CLARITY

Roma Bank 401 (K) Savings Plan
Table of Contents



Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee
Roma Bank 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Roma Bank 401(k) Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Clark, New Jersey
June 27, 2011

Roma Bank 401 (K) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	December 31,	
	2010	**2009**
Assets		
Investments at fair value:		
Investments in common collective trusts-		
Sunrise Retirement Cap Preservation Fund	**$ 32,058**	$ 28,381
Sunrise Retirement Diversified Equity Fund	**154,218**	8,527
Sunrise Retirement Income Fund	**306,377**	274,339
Sunrise Retirement Diversified Income Fund	**124,194**	32,879
Sunrise Diversified Equity & Income Fund	**74,895**	45,747
Sunrise Retirement Balanced Fund	**152,900**	31,316
Sunrise Retirement Balanced Equity Fund	**142,355**	106,172
Wells Fargo Stable Value Fund	**388,734**	251,133
Total investments in common collective trusts	**1,375,731**	778,494
Investments in mutual funds-		
AIM Capital Development Fund (A)	**353,214**	49,273
American Beacon Large Cap Value Fund	**752,381**	364,706
Federated Kaufmann Fund A	**68,841**	62,455
Artio International Equity Fund 11(A)	**452,816**	173,514
Loomis Sayles Small Cap Value Fund	**551,902**	399,562
T. Rowe Price Blue Chip Growth Fund	**1,035,513**	518,254
SSGA S&P Index Fund	**154,493**	39,762
Pimco Total Return Fund	**881,477**	386,486
Total investments in mutual funds	**4,250,637**	1,994,012
Employer stock fund	**1,649,101**	1,836,786
Total investments	**7,275,469**	4,609,292
Notes receivable from participants	**235,034**	137,767
Total assets	**7,510,503**	4,747,059
Liabilities	**-**	-
Net assets available for benefits at fair value	**7,510,503**	4,747,059
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	**(8,368)**	502
Net assets available for benefits	**$7,502,135**	$4,747,561

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	December 31,	
	2010	**2009**
Investment Income:		
Interest and dividends	$ **124,595**	$ 80,282
Net appreciation in fair value of investments	**194,513**	402,098
Total investment income	**319,108**	482,380
Less: investment expenses	**6,396**	4,655
Net investment income	**312,712**	477,725
Interest income on notes receivable from participants	**9,112**	9,671
Contributions and transfers		
Participants	**401,443**	379,630
Employer	**156,692**	151,129
Transfers In	**2,081,897**	-
Total contributions and transfers	**2,640,032**	530,759
Total additions	**2,961,856**	1,018,155
Deductions:		
Benefits paid to participants	**205,242**	105,613
Administrative expenses	**2,040**	1,560
Total deductions	**207,282**	107,173
Net increase in net assets available for benefits	**2,754,574**	910,982
Net assets available for benefits – beginning	**4,747,561**	3,836,579
Net assets available for benefits – ending	**$ 7,502,135**	$ 4,747,561

The accompanying notes are an integral part of these financial statements.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

Roma Bank 401(K) Savings Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day of the payroll period following the eligibility month. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Roma Bank ("Employer Company") has voluntarily agreed to contribute 50% of the first 6% of compensation contributed by participating employees as a matching Employer Contribution. A participant may also elect to contribute voluntarily up to 25% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above. Compensation includes total remuneration paid including wages, overtime and commissions.

Participants Accounts

Each participant's account is credited with the participant's contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company's contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting

Participants are 100% vested immediately in the employee's contribution and rollover contributions and actual earnings thereon. Employer contributions and actual earnings, thereon, vest 20% a year over a five year period.

Retirement, Disability and Pre-retirement Death Benefits

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $1,000 in which case the interest

Retirement, Disability and Pre-retirement Death Benefits (Continued)

in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take a lump sum the vested balance of their account at any time during such payment period. Normal retirement age is 65.

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

There were no distributions due participants as of December 31, 2010 and 2009.

Notes Receivable from Participants

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account. Interest rates charged on participant loans range between 5.00% and 9.25%. Participant loan balances at December 31, 2010 and 2009, totaled $235,034 and $137,767 respectively and are measured at their unpaid principal balance.

Forfeited Accounts

At December 31, 2010 and 2009 forfeited non-vested accounts totaled $5,017 and $4,983, respectively. Forfeitures of employer matching non-vested accounts are used to pay future plan expenses. There were no forfeitures applied against plan expenses during the years ended December 31, 2010 and 2009.

Investment Options (Unaudited)

Participants may direct that contributions be invested in any one, or combination, of the following investment options during 2010:

A. Common Collective Trusts:

1. Wells Fargo Stable Value Fund – The Fund seeks safety of principal and consistency of returns with minimal volatility. The Fund invests in financial instruments issued by highly rated companies. These include guaranteed investment contracts (GICs), security backed contracts (synthetic GICs) and cash equivalents. The fund is for conservative investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

Investment Options (Unaudited) (Continued)

2. Sunrise Retirement Capital Preservation Fund – The Fund targets 10% of its assets in a diversified mix of equity mutual funds and 90% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap equity securities. The fixed income exposure will be invested in intermediate and short-term fixed income, as well as money market mutual funds.

3. Sunrise Retirement Income Fund – The Fund targets 25% of its assets in a diversified mix of equity mutual funds and 75% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap and small cap equity securities. The fixed income exposure will be invested in intermediate and short term fixed income, as well as money market mutual funds.

4. Sunrise Retirement Diversified Income Fund – The fund targets 40% of its assets in a diversified mix of equity mutual funds and 60% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds.

5. Sunrise Retirement Balanced Fund – The Fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 30% U.S. large cap equity; 15% U.S. mid/small cap equity; 10% non U.S. equity; 42% fixed income; and, 3% cash equivalents.

6. Sunrise Retirement Balanced Equity Fund – The Fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 35% U.S. large cap equity; 22% U.S. mid/small cap equity; 13% non U.S. equity; 27% fixed income; and, 3% cash equivalents.

7. Sunrise Retirement Diversified Equity & Income Fund – The Fund targets 85% of its assets in a diversified mix of equity mutual funds and 15% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 40% U.S large-cap equity; 28% U.S. mid/small cap equity; 17% non U.S. equity; 12% fixed income; and 3% cash equivalents.

Investment Options (Unaudited) (Continued)

8. Sunrise Retirement Diversified Equity Fund – The Fund seeks to be 97% invested in a diversified mix of equity mutual funds, including mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The balance will be invested in a money market portfolio. The Fund's strategic asset class targets include: 42% large cap equity; 35% U.S. mid/small cap equity; 20% non U.S. equity; and, 3% cash equivalents.

B. Mutual Funds:

1. AIM Capital Development Fund (A) – The fund seeks long-term growth of capital. The Fund invests primarily in common stocks of mid-cap companies. The Fund may be appropriate for investors with a long-term investment horizon.

2. Artio International Equity Fund II (A) – The Fund seeks long term growth of capital. The Fund invests primarily in a wide variety of international equity securities issued throughout the world, normally excluding the U.S. The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with foreign investments.

3. PIMCO Total Return Fund – The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund invests, under normal circumstances, primarily in a diversified portfolio of fixed income instruments of varying maturities. The Fund may be appropriate for investors whose goals include greater stability of principal or higher current income than can be expected from investing in common stocks.

4. SSGA S&P Index Fund – The Fund seeks to replicate the total return of the S&P 500 Index. The Fund invests primarily in stocks in the Index in proportion to their weightings in the Index. The Fund may be appropriate for investors with a long-term investment horizon.

5. T. Rowe Price Blue Chip Growth Fund – The fund seeks to provide long-term capital growth. Income is a secondary objective. The Fund invests primarily in the common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. The Fund may be appropriate for investors with a long-term investment horizon.

6. American Beacon Large Cap Value Fund – The Fund seeks long-term capital appreciation and current income. The Fund invests in equity securities of large market capitalization U.S. companies that appear to possess above-average earnings growth potential and dividend yields, as well as below-average price to earnings and price to book value ratios. The Fund may be appropriate for investors with a long-term investment horizon.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

Investment Options (Unaudited) (Continued)

7. Federated Kaufmann Fund (A) – The Fund seeks capital appreciation by investing primarily in stocks of small and medium sized companies that are traded on national security exchanges, NASDAQ and on the over-the-counter market. Up to 30% of its net assets may be invested in foreign securities. The Fund may be appropriate for investors with a long-term investment horizon.

8. Loomis Sayles Small Cap Value Fund - The Fund seeks long-term capital growth by investing primarily in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000 Index. The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with investing in small companies.

C. Employer Stock Fund. The Employer Stock Fund consists primarily of Roma Financial Corp. common stock, the parent of the Sponsor Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Roma Bank 401(K) Savings Plan Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

On July 16, 2010, the Employer Company completed its acquisition of Sterling Banks, Inc., the holding company for Sterling Bank. Prior to the acquisition, employees of Sterling Bank were able to participate in the Sterling Bank 401(k) Profit Sharing Plan (the "Sterling Plan"). On July 13, 2010, the board of directors of the Employer Company approved a resolution to merge the Sterling Plan into the Plan as soon as administratively feasible after the acquisition. Following the acquisition, the assets of the Sterling Plan were transferred into the Plan and participants in the previous Sterling Plan became eligible to participate in the Plan, with prior service with Sterling Bank recognized for purposes of determining eligibility. The assets transferred into the plan were $2,081,897 and are reflected within Transfers In on the Statement of Changes in Net Assets Available for Benefits. Certain assets of the Sterling Plan are held in a Guaranteed Investment Contract with a provision that prevents the immediate and full payout of the contract value for plan-initiated transactions. As such, certain assets of the Sterling Plan that were held in the Guaranteed Investment Contract were not included in the transfers to the Plan as discussed above and will be transferred to the Plan in the future. As of December 31, 2010, the current value of the assets held in the Guaranteed Investment Contract of the Sterling Plan was $346,381.

Basis of Accounting (Continued)

As described in Accounting Standards Codification Topic 962 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan. The plan invests in investment contracts through common/collective trust funds. The contract values for these common/collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Plan benefits are prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payments of benefits

Benefit payments are recorded when paid.

Administrative Costs

Administrative costs of the plan are absorbed by Roma Bank, the Plan Sponsor.

Reclassifications

Certain prior period amounts are reclassified to conform with the current year's presentation.

New Accounting Standards

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Fair Value Measurements and Disclosures: Improving disclosures about Fair Value Measurements" ("ASU 2010-06"), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

In September 2010 the FASB issued Accounting Standards Update ("ASU") No. 2010-25 "Reporting Loans to Participants by Defined Contribution Pension Plans" ("ASU 2010-25"). ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 on December 31, 2010. The adoption of this Update resulted in the adjustment of prior year's presentation of loans to participants that were previously included within Investments and are now reported as Notes receivable from participants on the Statements of Net Assets Available for Benefits. Interest on notes receivable from participants that was previously included within Interest and dividends is now reported separately on the Statement of Changes in Net Assets Available for Benefits.

3. RELATED PARTY TRANSACTIONS

The plan owns shares of Roma Financial Corporation common stock. The Sponsor Company pays for fees for benefit consulting, accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Bank of New York, Pentegra, State Street Invested Services and Barclay Investor Services.

The President and CEO of Pentegra is a member of the Board of Directors of Roma Bank and Roma Financial Corporation. The director is considered independent by NASDAQ and the Securities and Exchange Commission.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

4. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits consist of the following at December 31, 2010 and 2009:

	December 31,			
	2010		2009	
	Cost	Fair Value	Cost	Fair Value
Roma Financial Corp., common stock fund	$1,913,170	$1,649,101	$1,901,468	$1,836,786
T. Rowe Price Blue Chip Growth	778,863	1,035,513	370,590	518,254
Pimco Total Return Fund	894,680	881,477	366,556	386,486
American Beacon Large Cap Value	609,804	752,381	286,872	364,706
Loomis Sayles Small Cap Value	364,058	551,902	296,981	399,562
Artio International Equity Fund 11(A)	410,777	452,816	-	*
Wells Fargo Stable Value Fund	369,674	388,734	245,062	251,133
Sunrise Retirement Income Fund	-	*	246,661	274,339

**Investments are less than 5% of net assets at the indicated date.*

The net appreciation in the fair value of investments (including gains and losses on investments brought, sold and held during the year) for each significant class of investment consists of the following of the years ended December 31:

	2010	2009
Common/Collective Trusts	**$ 80,437**	$ 72,680
Mutual Funds	**370,322**	362,595
Employer Stock Fund	**(256,246)**	(33,177)
Total	**$ 194,513**	$ 402,098

Any interest and dividend income from the underlying assets of the common/collective trust funds are included in net appreciation for the common/collective trust fund.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(K) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter dated March 18, 2004, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code.

The Plan's administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code.

6. INCOME TAX STATUS (Continued)

Therefore, they believe that the Plan is qualified and the related trust is tax-exempt. Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

7. RISKS AND UNCERTAINTIES

The Plan holds investments in Roma Financial Corporation common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

8. FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Topic 820, Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy area are as follows.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

8. FAIR VALUE MEASUREMENTS (Continued)

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common-collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.

Common stock fund: Valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Stable Value Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2010 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:				
Growth	$ 2,761,851	$ -	$ -	$ 2,761,851
Fixed	881,477	-	-	881,477
International	452,816	-	-	452,816
Index	154,493	-	-	154,493
Common collective trusts	-	986,997	-	986,997
Common stock fund	-	1,649,101	-	1,649,101
Stable Value Fund	-	388,734	-	388,734
Total	$ 4,250,637	$ 3,024,832	$ -	$ 7,275,469

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

8. FAIR VALUE MEASUREMENTS (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:				
Growth	$ 1,394,250	$ -	$ -	$ 1,394,250
Fixed	386,486	-	-	386,486
International	173,514	-	-	173,514
Index	39,762	-	-	39,762
Common collective trusts	-	527,361	-	527,361
Common stock fund	-	1,836,786	-	1,836,786
Stable Value Fund	-	251,113	-	251,113
Total	$ 1,994,012	$ 2,615,260	$ -	$ 4,609,272

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for plan benefits according to the financial statements consists of the following as of December 31, 2009:

	2009
Net assets available for plan benefits per the financial statements	$ 4,747,561
Adjustments from contract value to fair value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(502)
Net assets available for benefits per the Form 5500	$ 4,747,059

A reconciliation of net increase in net assets available for benefits according to the financial statements consists of the following as of December 31, 2010 and 2009:

	2010	2009
Net increase in net assets available for benefits per financial statements	**$2,754,574**	$ 910,982
Adjustments from contract value to fair value for interest in collective trust fund relating to fully benefit-responsive investment contracts	**502**	8,956
Net increase in net assets available for benefits per Form 5500	**$2,755,076**	$ 919,938

Schedule 1

Roma Bank 401 (K) Savings Plan
Employer Identification Number: 21-0550414
Plan Number: 002
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	Identity of Issuer of Borrower (b)	Description (c)	Cost (d)	Fair Value (e)
*	Roma Financial Corp.	Employer stock fund	N/A	$ 1,649,101
	Common Collective Trusts:			
*		Sunrise Retirement Diversified Equity Fund	N/A	154,218
*		Sunrise Retirement Cap Preservation Fund	N/A	32,058
*		Sunrise Retirement Income Fund	N/A	306,377
*		Sunrise Retirement Diversified Income Fund	N/A	124,194
*		Sunrise Diversified Equity & Income Fund	N/A	74,895
*		Sunrise Retirement Balanced Fund	N/A	152,900
*		Sunrise Retirement Balanced Equity Fund	N/A	142,355
*		Wells Fargo Stable Value Fund	N/A	388,734
	Mutual Funds:			
*		AIM Capital Development Fund (A)	N/A	353,214
*		American Beacon Large Cap Value Fund	N/A	752,381
*		Federated Kaufmann Fund A	N/A	68,841
*		Artio International Equity Fund 11(A)	N/A	452,816
*		Loomis Sayles Small Cap Value Fund	N/A	551,902
*		T. Rowe Price Blue Chip Growth Fund	N/A	1,035,513
*		SSGA S&P Index Fund	N/A	154,493
*		Pimco Total Return Fund	N/A	881,477
*	Participant Loans	Participant Loans, 5.00% to 9.25%	N/A	235,034
	Total			$ 7,510,503

* Historical cost has not been presented since all investments are participant directed.

EXHIBIT 2

Consent of ParenteBeard LLC

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-136112) of Roma Financial Corporation on Form S-8 of our report dated June 27, 2011, appearing in the Annual Report on Form 11-K of Roma Bank 401(k) Savings Plan for the year ended December 31, 2010.

ParenteBeard LLC

Clark, New Jersey
June 27, 2011